Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

POLL RESULTS OF THE 2016 EXTRAORDINARY GENERAL MEETING

HELD ON 30 DECEMBER 2016

The Board is pleased to announce that the Ordinary Resolution set out in the EGM Notice was duly passed by way of poll by the Independent shareholders at the EGM of the Company held on 30 December 2016.

Reference is made to the notice (the “EGM Notice”) of the 2016 extraordinary general meeting (the “EGM”) of Guangshen Railway Company Limited (the “Company”) and the circular of the Company (the “Circular”) both dated 14 November 2016. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the EGM Notice and the Circular.

POLL RESULTS OF THE EGM

The board of directors of the Company (the “Board”) is pleased to announce that the ordinary resolution set out in the EGM Notice (the “Ordinary Resolution”) was duly passed by the Independent Shareholders of the Company by way of poll at the EGM held on 30 December 2016. The poll results in respect of the Ordinary Resolution are as follows:

ORDINARY RESOLUTION	Number of votes and percentage of total number of votes cast
	FOR	AGAINST	ABSTAIN
To approve the comprehensive services framework agreement dated 1 November 2016 entered into between the Company and China Railway Corporation* (the “Comprehensive Services Framework Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2019; and to authorize any one director of the Company to execute for and on behalf of the Company all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Comprehensive Services Framework Agreement.	861,416,855 (99.84%)	565,750 (0.07%)	769,350 (0.09%)

*	The English name is for identification purpose only.

Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the EGM.

As at the date of the EGM, the Company has 7,083,537,000 shares in issue (the “Shares”).

GRGC, holder of 2,629,451,300 Shares, representing approximately 37.12% of the issued share capital of the Company, was required and had abstained from voting on the Ordinary Resolution at the EGM. Accordingly, the total number of Shares entitling the Independent Shareholders to attend and vote for or against the Ordinary Resolution was 4,454,085,700. There were no Shares in respect of which their holders were entitled to attend and to abstain from voting in favour of the Ordinary Resolution at the EGM as set out in Rule 13.40 of the Listing Rules.

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC

30 December 2016

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Chen Jianping

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting

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